UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              PLATO LEARNING, INC.
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    72764Y100
                                 (CUSIP Number)
                                  Steven Becker
                              SRB Management, L.P.
                          300 Crescent Court, Ste. 1111
                               Dallas, Texas 75201
                                 (214) 756-6056
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2009
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    72764Y100
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             Steven R. Becker
--------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group (See
             Instructions):
             (a) [ ]
             (b) [X]
--------------------------------------------------------------------------------
    3.       SEC Use Only
--------------------------------------------------------------------------------
    4.       Source of Funds (See Instructions):

             AF
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

             Not Applicable
--------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization:

             United States
--------------------------------------------------------------------------------
    Number of                   7. Sole Voting Power:                          0
    Shares Beneficially         ------------------------------------------------
    Owned by                    8. Shared Voting Power:                3,869,523
    Each Reporting              ------------------------------------------------
    Person With                 9. Sole Dispositive Power:                     0
                                ------------------------------------------------
                                10.Shared Dispositive Power:           3,869,523
                                ------------------------------------------------
--------------------------------------------------------------------------------
    11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
             3,869,523
--------------------------------------------------------------------------------
    12.      Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions):

             Not Applicable
--------------------------------------------------------------------------------
    13.      Percent of Class Represented by Amount in Row (11):          16.1%*
--------------------------------------------------------------------------------
    14.      Type of Reporting Person (See Instructions):

             IN
--------------------------------------------------------------------------------
*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Cusip No.    72764Y100
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             BC Advisers, LLC
--------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group (See
             Instructions):
             (a) [ ]
             (b) [X]
--------------------------------------------------------------------------------
    3.       SEC Use Only
--------------------------------------------------------------------------------
    4.       Source of Funds (See Instructions):

             AF
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

             Not Applicable
--------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization:

             Texas
--------------------------------------------------------------------------------
    Number of                   7. Sole Voting Power:                          0
    Shares Beneficially         ------------------------------------------------
    Owned by                    8. Shared Voting Power:                3,869,523
    Each Reporting              ------------------------------------------------
    Person With                 9. Sole Dispositive Power:                     0
                                ------------------------------------------------
                                10.Shared Dispositive Power:           3,869,523
                                ------------------------------------------------
--------------------------------------------------------------------------------
    11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
             3,869,523
--------------------------------------------------------------------------------
    12.      Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions):

             Not Applicable
--------------------------------------------------------------------------------
    13.      Percent of Class Represented by Amount in Row (11):          16.1%*
--------------------------------------------------------------------------------
    14.      Type of Reporting Person (See Instructions):

             OO
--------------------------------------------------------------------------------
*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Cusip No.    72764Y100
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

             SRB Management, L.P.
--------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group (See
             Instructions):
             (a) [ ]
             (b) [X]
--------------------------------------------------------------------------------
    3.       SEC Use Only
--------------------------------------------------------------------------------
    4.       Source of Funds (See Instructions):

             AF
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

             Not Applicable
--------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization:

             Texas
--------------------------------------------------------------------------------
    Number of                   7. Sole Voting Power:                          0
    Shares Beneficially         ------------------------------------------------
    Owned by                    8. Shared Voting Power:                3,869,523
    Each Reporting              ------------------------------------------------
    Person With                 9. Sole Dispositive Power:                     0
                                ------------------------------------------------
                                10.Shared Dispositive Power:           3,869,523
                                ------------------------------------------------
--------------------------------------------------------------------------------
    11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
             3,869,523
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

             Not Applicable
--------------------------------------------------------------------------------
    13.      Percent of Class Represented by Amount in Row (11):          16.1%*
--------------------------------------------------------------------------------
    14.      Type of Reporting Person (See Instructions):

             PN
--------------------------------------------------------------------------------
*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

             Item 3 as previously filed is hereby amended in its entirety as follows:

             All funds used by the Reporting Persons to purchase the reported securities on behalf of the Greenway Funds have come from the assets of the Greenway Funds. The aggregate amount of funds used in purchasing the securities set forth herein was approximately $6,200,000.

Item 4.      Purpose of Transaction.
             ----------------------


                        Item 4 as previously filed is hereby amended to add the following:

         The Reporting Persons have entered into an agreement with the Company that will result in Steven R. Becker and Matthew A. Drapkin becoming members of the board of directors of the Company. The Agreement provides that the board of directors of the Company will adopt a resolution to increase the size of the Board to nine directors effective as of March 18, 2009 and elect Mr. Becker and Mr. Drapkin to serve in Class I and Class II, respectively of the board of directors of the Company, with terms that are scheduled to expire at the annual meeting of stockholders to be held in 2009 and 2010, respectively. The Company has agreed to nominate Mr. Becker for election at the 2009 annual meeting of the Company scheduled to be held on March 26, 2009. The Company also agreed to name Mr. Becker to the board's nominating and governance committee effective as of the date he joins the board. The Reporting Persons and Mr. Drapkin have agreed to cause all shares of Common Stock beneficially owned by them and their affiliates to be present and voted in favor of all directors nominated by the Board for election at the Company's 2009 annual meeting. The Agreement contains certain restrictions on the Reporting Persons, which generally terminate on the date that is three months after the date on which Mr. Becker ceases to be a member of the board, or if later, 70 days prior to the date of the 2010 annual meeting of stockholders).

         A copy of the Agreement was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K on February 5, 2009 and is incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

             Item 5 as previously filed is hereby amended in its entirety as follows:

             (a) The Reporting Persons are the beneficial owners of 3,869,523 shares of Common Stock for the accounts of the Greenway Funds.
             (b) As investment manager of the Greenway Funds, the Reporting Persons have the sole power to vote and direct the disposition of the reported securities on behalf of the Greenway Funds.
             (c) During the past 60 days, the Reporting Persons purchased 20,000 shares on December 16, 2008 for an average price of $0.89 per share, purchased 40,300 shares on December 29, 2008 for an average price of $0.98 per share, purchased 8,300 shares on December 31, 2008 for an average price of $1.20 per share,purchased 2,000 shares for an average price of $1.39 per share on January 6, 2009, purchased 19,200 shares on January 7, 2009 for an average price of $1.45 per share, purchased 25,000 shares on January 9, 2009 for an average price of $1.49 per share, purchased 156,600 shares on January 13, 2009 for an average price of $1.63 per share, purchased 27,600 shares on January 28, 2009 for an average price of 1.21 per share, purchased 32,700 shares on February 3, 2009 for an average price of $1.33 per share, purchased 808,400 on February 4, 2009 for an average price of 1.40 per share, purchased 250,000 shares on February 5, 2009 for an average price of $1.40 per share, and purchased 200,000 shares on February 6, 2009 for an average price of $1.43 per share, all for the accounts of the Greenway Funds.

             (d) The Greenway Funds have the right to receive the dividends from and the proceeds from the sale of the reported securities. Greenway Opportunity Fund (QP), L.P. holds 2,053,269 shares of Common Stock, which represents approximately 8.5% of the outstanding Common Stock, and SRB Special Situations I, L.P. holds 1,561,800 shares, which represents approximately 6.5% of the outstanding Common Stock.
             (e)      Not applicable.


Item 7.      Material to be Filed as Exhibits.
             ---------------------------------

             Exhibit 1 JOINT FILING AGREEMENT dated as of January 16, 2009 between Steven R. Becker, BC Advisors, LLC, and SRB Management, L.P.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    February 6, 2009


                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                          --------------------
                                          Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.
                                      By:  BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                          --------------------
                                          Steven R. Becker, Member


                                      /s/ Steven R. Becker
                                      --------------------
                                      Steven R. Becker

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of PLATO LEARNING, INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 16, 2009.

                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                          --------------------
                                          Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.
                                      By:  BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                          --------------------
                                          Steven R. Becker, Member


                                      /s/ Steven R. Becker
                                      --------------------
                                      Steven R. Becker